EXHIBIT 5.1

[PRIMES, SHILOH, GIVON, MEIR LETTERHEAD]

Haifa, November 16, 2004

To the Board of Directors
Syneron Medical Ltd.
P.O. Box 550
Industrial Zone
Yokneam Illit, 20692
ISRAEL

     Re: Share Option Plan 2003, 2004 Israel Stock Option Plan and 2004 Stock Incentive Plan

Ladies and Gentlemen:

     At your request, we have examined the Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of seven million one hundred fifty-nine thousand nine hundred and thirty-two (7,159,932) shares of your ordinary shares, NIS 0.01 par value (the “Ordinary Shares”) which will be issuable under the Syneron Medical Ltd. Share Option Plan 2003, 2004 Israel Stock Option Plan and 2004 Stock Incentive Plan (collectively the “Plans”).

     As your counsel in connection with the Registration Statement, we have examined the proceedings taken by you in connection with the adoption of the Plans and the authorization of the issuance of the Ordinary Shares under the Plans (the “Plan Shares”), and such documents as we have deemed necessary to render this opinion. For the purpose of the opinion rendered below, we have assumed that in connection with the issuance of shares under the Plans, the Company will receive consideration in an amount not less than the aggregate par value of the Plan Shares covered by each such issuance.

     Based upon and subject to the foregoing, it is our opinion that the Plan Shares, when issued and outstanding pursuant to the terms of the Plans, will be validly issued, fully paid and nonassessable Ordinary Shares.

     We consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Primes, Shiloh, Givon, Meir - Law Firm

Primes, Shiloh, Givon, Meir - Law Firm